T313

03011031

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49192

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8044 Montgomery Road, Suite 520
(No. and Street)

Cincinnati (City) Ohio (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence L. Horan (513) 745-0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000 (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

"CONFIDENTIAL - DO NOT PUBLISH"

OATH OR AFFIRMATION

I, Terence L. Horan, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Horan Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL
STATE OF OHIO
VIRGINIA A. MEADOR
Notary Public, State of Ohio
My Commission Expires 02-20-06

Signature

President
Title

Virginia A Meador
Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Operations
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
(xx) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
(xx) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditors' Supplementary Report on Internal Control

HORAN SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

BKD LLP

312 Walnut Street, Suite 3000
P.O. Box 5367
Cincinnati, OH 45201-5367
513 621-8300 Fax 513 621-8345
bkd.com

Independent Accountants' Report

The Board of Directors
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Horan Securities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
January 27, 2003

HORAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	**$ 96,444**
Commissions receivable	**62,821**
Prepaid expenses	**12,756**
Refundable income taxes	**16,644**
Furniture and equipment, net of depreciation of $11,629	**21,366**
Other assets	**11,900**
	$ 221,931
Liabilities and Stockholders' Equity	
Accounts payable-related party	**$ 22,495**
Commissions payable	**41,125**
Accrued expenses	**54,382**
Total liabilities	**118,002**
Stockholders' equity:	
Common stock, no par value, 850 shares authorized, 75 shares issued and outstanding	**750**
Additional paid in capital	**51,250**
Retained earnings	**51,929**
Total stockholders' equity	**103,929**
	$ 221,931

See Notes to Financial Statement.

HORAN SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2002

1. Summary of significant accounting policies and nature of business

Nature of business - Horan Securities, Inc. is a broker-dealer and registered investment advisor. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in ten states, primarily in the Midwest and Florida. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The following is a summary of the Company's significant accounting policies.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents - Cash equivalents represent short-term investments which are highly liquid with principal values that are not subject to significant risk of change due to interest rate fluctuations.

Commissions receivable - Receivables represent commissions due on trades of mutual fund investments and annuities. Commissions receivable are generally expected to be collected within 30 days of the trade date. Based upon the nature of these receivables and historical collection information, an allowance for doubtful accounts is not required.

Furniture and equipment - Furniture and equipment are recorded at cost and are depreciated on an accelerated basis over their estimated useful lives.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial reporting and income tax reporting. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. These differences primarily relate to depreciation.

HORAN SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2002

2. Related parties

Horan Associates, Inc., which is owned by the majority shareholder of Horan Securities, Inc., provides certain administrative support for the Company.

3. Retirement plan

The Company has a qualified, defined contribution plan covering substantially all of its employees. Contributions under the Plan are determined annually by the Company. Participants may contribute to the 401(k) feature up to the maximum allowed by the Internal Revenue Code. Retirement plan expense amounted to approximately $60,000 in 2002.

4. Net capital requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 the Company had net capital of $40,278, which exceeded the minimum required amount by $15,278, and the Company's ratio of aggregate indebtedness to net capital was 2.93 to 1.

5. Contingencies

Effective March 1, 2002, the Company entered into a consulting agreement with a shareholder and former employee. Under the terms of this agreement the Company is contingently liable, through March 2007, to pay the former employee a percentage of certain future commissions collected. The Company has estimated this contingent liability will total approximately $440,000 ($135,000 annually) and will be paid monthly as commissions are collected.